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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                    RTW. Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   74974R 10 7
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                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 4 Pages

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CUSIP NO. 74974 R 107                 13G                      PAGE 2 OF 4 PAGES
                                                                   ---  ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 John W. Prosser
                                 ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

     NUMBER OF           5    SOLE VOTING POWER
                                                  883,617
       SHARES
                         6    SHARED VOTING POWER
   BENEFICIALLY

      OWNED BY                                          0

        EACH             7    SOLE DISPOSITIVE POWER

    REPORTING                                     883,617

       PERSON            8    SHARED DISPOSITIVE POWER

        WITH                                            0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     883,617

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                             7.5
12   TYPE OF REPORTING PERSON*


                                              IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 4.   OWNERSHIP

     As of September 23, 1996, the ownership of John W. Prosser was as follows:

     (a)  Amount Beneficially Owned - 883,617

     (b)  Percent of Class - 7.5

     (c) Of the shares owned by Mr. Prosser, Mr. Prosser has the power to vote or dispose of the shares as follows:

          (i)   Sole power to vote or direct the vote - 883,617
          (ii)  Shared power to vote or direct the  vote - 0
          (iii) Sole power to dispose or direct the disposition of - 883,617
          (iv)  Shared power to dispose or direct the disposition of  - 0

     Of the shares listed above with respect to Mr. Prosser, (i) 11,550 shares are held by the Polly J. Wolner Irrevocable Trust and 63,450 shares are held by the Polly Jane Wolner Childrens Trust for which Mr. Prosser is trustee. Mr. Prosser disclaims any beneficial ownership of the 75,000 shares held by these trusts; and (ii) 247,367 shares are held by the John W. Prosser Irrevocable Trust U/A DTD 7/29/96.


                                Page 3 of 4 Pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 30, 1996                      /s/ John W. Prosser
                                        ----------------------------------------
                                        John W. Prosser


                                Page 4 of 4 Pages